# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0002129893
Persons authorized to receive notices and communications: VISIUM TECHNOLOGIES, INC., 4094 MAJESTIC LN, SUITE 360, FAIRFAX, Virginia (VA), 22033, (703) 273-0383

## Reporting persons
- Rai Cheddi (CIK 0002129893): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 146,444,342; shared voting power 0; sole dispositive power 146,444,342; shared dispositive power 0; aggregate amount beneficially owned 146,444,342 (12.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Visium Technologies, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4094 Majestic Lane, Suite 360, Fairfax, Virginia 22033.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Cheddi Rai (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 3301 N University Dr., Suite 100, Coral Springs, Florida 33065.
Present principal occupation or employment: The Reporting Person is expected to serve as Chief Operating Officer and Chief Technology Officer of the Issuer upon the closing of the transactions described herein.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired or has the right to acquire beneficial ownership of the securities reported herein in connection with (i) the Issuer's proposed acquisition of ConnexUs AI, and (ii) equity compensation arrangements with the Issuer.

Specifically, the Reporting Person acquired (or has the right to acquire):

(a) shares of Series E Preferred Stock of the Issuer, which are convertible into shares of Common Stock; and

(b) stock options exercisable for shares of Common Stock pursuant to the Issuer's equity incentive plan.

Such securities were issued or granted in consideration for services rendered and strategic contributions to the Issuer and in connection with the proposed transaction. No cash consideration was paid by the Reporting Person, and no borrowed funds were used in connection with the acquisition of such securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes and in connection with the transactions described in Item 3, including the Issuer's proposed acquisition of ConnexUs AI.

The Reporting Person expects to serve as Chief Operating Officer/Chief Technology Officer and a Director on the Board of the Issuer and, in such capacities, intends to actively participate in the management and strategic direction of the Issuer.

Except as set forth herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer (other than as described herein);

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange;

(i) Causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to those enumerated above.

Notwithstanding the foregoing, the Reporting Person, in his capacity as an officer and director (upon closing), may from time to time participate in discussions regarding the Issuer's business, strategy, capital structure, governance, and financing arrangements, and may make recommendations to the Board of Directors regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person may be deemed to beneficially own shares of Common Stock consisting of (i) shares of Common Stock issuable upon conversion of Series E Preferred Stock and (ii) shares of Common Stock issuable upon exercise of stock options, in each case to the extent such securities are convertible or exercisable within 60 days.

Based on information available to the Reporting Person, such securities represent approximately 146,444,342 shares of Common Stock on an as-converted and as-exercised basis, subject to the limitations described below.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to the securities reported herein, subject to any applicable contractual limitations, including a 4.99% beneficial ownership cap that limits the Reporting Person's ability to convert or exercise such securities to the extent that, after giving effect to such conversion or exercise, the Reporting Person would beneficially own in excess of 4.99% of the outstanding Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is a party to (i) an amended Chief Operating Officer/Chief Technology Officer and Director Agreement with the Issuer dated March 28, 2026, (ii) a letter of intent relating to the Issuer's proposed acquisition of ConnexUs AI, and (iii) the Issuer's equity incentive plan pursuant to which stock options have been granted.

The Reporting Person also holds a minority membership interest in ARPRT LLC, which is party to certain intellectual property licensing arrangements with the Issuer. Such arrangements do not provide the Reporting Person with voting or dispositive power over securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Revised Chief Operating Officer and Chief Technolgy Officer Employment Agreement, dated April 23, 2026.

## Signatures
- Rai Cheddi: /s/ Cheddi Rai, Cheddi Rai (04/28/2026)